                               EXHIBIT 12.1
                      SAN DIEGO GAS & ELECTRIC COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS
                          (Dollars in millions)
                                                                           For the three
                                                                            months ended
                                                                              March 31,
                             1995      1996     1997      1998      1999        2000
                          --------- -------- -------- ---------  ---------  ---------
Fixed Charges and Preferred
Stock Dividends:

Interest:
  Long-Term Debt             $ 82      $ 76     $ 69      $ 55       $ 49        $12
  Rate Reduction Bonds         --        --       --        41         35          8
  Short-Term Debt & Other      18        13       14        14         40         17
 Amortization of Debt
 Discount and Expense,
 Less Premium                   5         5        5         8          7          1
Interest Portion of
 Annual Rentals                10         8       10         7          5          1
                           --------- -------- --------  -------  --------- ----------
   Total Fixed
    Charges                   115       102       98       125        136         39
                           --------- -------- --------  -------- --------- ----------
Preferred Dividends
 for Purpose of Ratio (1)      14        13       13        11         10          3
                         ---------   -------- --------  -------- ---------  ----------
 Total Fixed Charges
  and Preferred Stock
  Dividends For
  Purpose of Ratio           $129      $115     $111      $136       $146        $42
                         ==========  ======== ========  ======== =========  ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)               $219     $222     $238      $191       $199        $54
Add:
 Fixed charges
  (from above)                115      102       98       125        136         39
 Less: Fixed charges
  capitalized                   2        1        2         1          1          -
Taxes on Income               173      198      219       141        126         53
                          --------- - ------- --------  --------- --------- ----------
 Total Earnings for
  Purpose of Ratio           $505     $521     $553      $456       $460       $146
                          =========  ======== ======== ========   ========= ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Stock Dividends             3.92     4.54     5.00      3.36       3.15       3.48
                          =========  ======== ======== ========   ========= ==========


(1)  In computing this ratio, "Preferred dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
